GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Introduction

This Management's Discussion and Analysis ("MD&A") is dated June 30, 2022 unless otherwise indicated and should be read in conjunction with the audited consolidated financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the year ended March 31, 2022 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results presented for the three months and year ended March 31, 2022 are not necessarily indicative of the results that may be expected for any future period. The consolidated financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Colombia, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the year ended March 31, 2022. During the year, the Company delivered a total of 93 vehicles, including 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold.

During the year GreenPower achieved several strategic milestones. First, we continued to expand our dealer network across the United States. During the year we signed dealership agreements that will expand GreenPower's sales footprint into new territories including the states of Arizona, Nevada, and Washington State, New Jersey, NY State, and several specialized dealership relationships in the state of California. This expansion continues with dealer agreements in process covering BEAST, Nano BEAST and EV Stars in over 10 additional states with multiple dealer relationships in larger markets. Secondly, GreenPower completed a significant partnership with the state of West Virginia, under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. Finally, GreenPower signed a contract to sell 1,500 EV Star CC's to Workhorse which they will use to produce Workhorse branded panel vans for the North American market.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

During the quarter ended June 30, 2021, GreenPower delivered 15 EV Stars for which the Company provided lease financing, and which were accounted for as finance leases, 5 EV Star Cab and Chassis to Forest River, a Berkshire Hathaway company, and the sale of 1 EV Star. In the first quarter GreenPower continued to invest its capital and energy in the manufacture and development of its range of all-electric medium and heavy-duty vehicles, with a particular emphasis on the BEAST all-electric school bus and its suite of six models of EV Stars, in order to position the business to benefit from a rapidly improving North American economy and significant government support.

During the three-month period ended September 30, 2021, GreenPower the sale of 2 BEAST school buses to school districts in California, 1 EV Star plus to a school in Vancouver, British Columbia, and three EV Stars to a diverse group of customers in California, to be used for employee transportation at Fortune 500 companies, public transportation in the City of Temecula, and to a vehicle upfitter. In addition, Greenpower sold 28 EV Stars that were previously on lease, where the leases were cancelled and the vehicles subsequently sold, and recognized revenue from finance and operating leases and other sources. GreenPower also delivered 10 EV Star Cab and Chassis for which the Company provided lease financing, and which were accounted for as finance leases,

During the quarter ended December 31, 2021, Greenpower delivered eight BEAST all-electric school buses to school districts in Southern California, including six to Thermolito Union Elementary School District and two to Anaheim School District. GreenPower also completed the sale of seven EV Star cab and chassis ("EV Star CC"), with three of the EV Star CC's delivered to one of GreenPower's distribution partners in Southern California that has been operating in California for over 70 years. In addition, we completed a follow-on sale of four EV Stars to a customer that is one of the premier providers of employee transportation services to corporations, major universities and hospitals with over 20 million miles driven annually across its fleet, and the sale of one EV Star to a municipality in Maryland. GreenPower also completed the delivery of three EV Star Transit Plus vehicles to a company based in Vancouver, Canada providing outsourced transportation solutions to commercial clients. It is anticipated that the vehicles will be operating at Vancouver International Airport, Canada's second busiest airport, providing passenger shuttle services. The use of GreenPower's zero-emission EV Stars at YVR is part of the airport's goal of eliminating emissions from their operations and becoming net-zero by 2030.

During the fourth quarter ended March 31, 2022 Greenpower sold 8 BEAST school buses to school districts in California, 9 EV Star CC's to be used in a range of applications, and 2 EV Stars.

Throughout the year, there were a number of notable firsts for GreenPower. We were recognized by the NJ ZIP program as the first OEM dealer to apply for a voucher redemption in the state. GreenPower has been actively pursuing sales in New Jersey and has seen significant demand in the state for its 22-foot cargo van, which was its first sale of this new product. In addition, GreenPower launched the Nano-BEAST, which is GreenPower's new all-electric Type A school bus, and has seen significant interest in the product from a number of recent events.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

With over 1,600 committed orders from customers and significant funding available, GreenPower is well positioned to meet the rapidly expanding demand for its products. Several programs are offering funding that will cover up to the entire purchase price for GreenPower's Type D BEAST and Type A Nano BEAST school buses, including the EPA's Clean School Bus program, West Virginia's commitment to provide funding for

GreenPower all-electric school buses manufactured in the state. In addition, GreenPower's full suite of products are supported by state funding programs in New York, New Jersey, Colorado, California and others, that provide funding for the full-range of GreenPower's vehicles.

As at March 31, 2022, the Company had:

  Three EV350's, two Synapse shuttles, one EV 250, seven EV Stars, service vehicles and ancillary equipment classified as property and equipment on the balance sheet totaling $2.5 million;
  Work in process inventory and production supplies representing EV Star's, EV 250's, BEAST Type D school buses, Nano BEAST Type A school buses and other miscellaneous parts and supplies totaling approximately $17.0 million and;
  Finished goods inventory including 22 BEAST school buses, 43 EV Star Cab and Chassis, 52 EV Stars, 3 EV Star Plus totaling $15.2 million.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations1

Year ended March 31, 2022

For the year ended March 31, 2022 the Company generated revenue of $17,236,773 compared to $13,286,184 for the previous year, an increase of 29.7%. Cost of sales of $13,360,068 yielding a gross profit of $3,876,705 or 22.5% of revenue. Revenue for the year was generated from the sale of 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold. Operating costs consist of administrative fees of $5,807,744 relating to salaries, project management, finance, and administrative services; transportation costs of $231,472 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $1,244,505; travel, accommodation, meals and entertainment costs of $641,500 related to travel for project management, demonstration of company products, and trade shows; product development costs of $1,381,101; sales and marketing costs of $686,544; interest and accretion of $515,618; professional fees of $1,207,920 consisting of legal and audit fees; as well as non-cash expenses including $5,771,475 of share-based compensation expense, depreciation of $661,958, and an allowance for credit losses of $8,940. The remaining operating costs for the period amounted to $419,398 in office expenses, other income of $364,296 primarily related to the forgiveness of a Payroll protection Loan, a foreign exchange loss of $65,117 and a write down of assets of $607,579 resulting in a consolidated net loss of $15,009,920.

The consolidated total comprehensive loss for the year was impacted by $39,413 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Year ended March 31, 2021 (Note 1)

For the year ended March 31, 2021 the Company generated revenue of $13,286,184 compared to $14,397,158 for the previous year, a decrease of 7.7%. Cost of sales of $9,706,044 yielding a gross profit of $3,580,140 or 26.9% of revenue. Revenue for the year was generated from the sale of 33 EV Stars, from the lease of 35 EV Stars, from the lease of 5 EV 250s, from lease income, and from the sale of chargers, and parts. Operating costs consist of administrative fees of $3,747,761 relating to salaries, project management, finance, and administrative services; transportation costs of $161,017 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $596,932; travel, accommodation, meals and entertainment costs of $217,023 related to travel for project management, demonstration of company products, and trade shows; product development costs of $939,949; sales and marketing costs of $234,445; interest and accretion of $1,598,588; professional fees of $486,425 consisting of legal and audit fees; as well as non-cash expenses including $2,098,761 of share-based compensation expense, depreciation of $437,263, and an allowance for credit losses of $333,929. The remaining operating costs for the period amounted to $325,324 in office expenses, a foreign exchange loss of $193,798 and a write down of assets of $45,679 resulting in a consolidated net loss of $7,836,754.

The consolidated total comprehensive loss for the year was impacted by $21,169 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

Year ended March 31, 2020 (Note 1)

For the year ended March 31, 2020 the Company generated revenue of $14,397,158, and cost of sales of $10,344,333 yielded a gross profit of $4,052,825 or 28.2% of revenue. Revenue for the year was generated from the sale of 38 EV Stars, 4 Synapse school buses, and 2 EV 350s, the lease of 24 EV Stars, from lease income, and from the sale of parts and supplies. Operating costs consist of administrative fees of $3,313,934 relating to salaries, project management, finance, and administrative services; transportation costs of $255,535 which relate to the use of trucks, trailers, tractors as well as other operational costs needed to transport company products around North America; insurance expense of $396,684; travel, accommodation, meals and entertainment costs of $348,524 related to travel for project management, demonstration of company products, and trade shows; product development costs of $973,146; sales and marketing costs of $549,750; interest and accretion of $2,133,824; professional fees of $303,541 consisting of legal and audit fees; as well as non-cash expenses including $308,106 of share-based compensation expense, depreciation of $578,555, and an allowance for credit losses of $46,447. The remaining operating costs for the period amounted to $206,035 in office expenses, a foreign exchange gain of $439,209 and a write down of assets of $223,919 resulting in a consolidated net loss of $5,145,966.

The consolidated total comprehensive loss for the year was impacted by $20,824 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

Three months ended March 31, 2022

For the three-month period ended March 31, 2022 the Company generated revenues of $4,313,964, cost of sales of $3,716,931 yielding a gross profit of $597,033, related to the sale of 8 BEAST school buses, 9 EV Star CC's and 2 EV Stars. Operating costs consist of administrative fees of $1,784,985 relating to salaries, project management, finance, and administrative services; transportation costs of $45,098 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $439,765; travel, accommodation, meals and entertainment costs of $222,419 related to travel for project management, demonstration of company products, and trade shows; product development costs of $454,426; interest and accretion of $150,083; professional fees of $415,988 consisting of legal and audit fees; as well as non-cash expenses including $2,983,653 of share-based compensation expense, allowance for credit losses of $91,176 and depreciation of $269,273. Excluding a foreign exchange loss of $571, the remaining operating costs for the period amounted to $126,964 in general corporate expenses and a write down of assets of $607,579, resulting in a consolidated net loss of $7,076,553.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Three months ended March 31, 2021 (Note 1)

For the three-month period ended March 31, 2021 the Company generated revenues of $4,657,831, cost of sales of $3,489,800 yielding a gross profit of $1,168,031, related to the sale of 30 EV Stars that were previously on lease, the delivery of 5 EV 250s for which the Company provided lease financing and which were accounted for as finance leases, and from the sale of spare parts. Operating costs consist of administrative fees of $977,812 relating to salaries, project management, finance, and administrative services; transportation costs of $41,558 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $266,380; travel, accommodation, meals and entertainment costs of $38,308 related to travel for project management, demonstration of company products, and trade shows; product development costs of $296,164; interest and accretion of $175,450; professional fees of $210,448 consisting of legal and audit fees; as well as non-cash expenses including $1,278,194 of share-based compensation expense, allowance for credit losses of $338,818 and depreciation of $82,150. Excluding a foreign exchange loss of $69,256, the remaining operating costs for the period amounted to $137,352 in general corporate expenses and a write down of assets of $45,679, resulting in a consolidated net loss of $2,788,149.

Three months ended March 31, 2020 (Note 1)

For the three-month period ended March 31, 2020 the Company generated revenues of $833,976, cost of sales of $362,244 yielding a gross profit of $471,732, related to the sale of 8 EV Stars that were previously on lease. Operating costs consist of administrative fees of $1,080,793 relating to finance, project management, accounting, and administrative services; transportation costs of $77,808 which related to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; insurance expense of $124,750; travel, accommodation, meals and entertainment costs of $107,982 related to travel for project management, demonstration of company products, and trade shows; product development costs of $88,837; sales and marketing costs of $293,539; interest and accretion of $549,139; professional fees of $97,956 consisting of legal and audit fees; as well as non-cash expenses including $126,652 of share-based compensation expense, allowance for credit losses of $46,447 and depreciation of $116,338. Excluding a foreign exchange gain of $439,209, the remaining operating costs for the period amounted to $70,878 in general corporate expenses and a write down of  assets of $223,919, resulting in a consolidated net loss of $2,114,027.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

A summary of selected information for each of the last eight quarters is presented below (Note 1):

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021
Financial results
Revenues	$4,313,964	$5,313,352	$4,629,371	$2,980,086
Income (loss) for the period	(7,076,553)	(2,958,456)	(2,713,288)	(2,261,623)
Basic and diluted earnings/(loss) per share*	$(0.32)	$(0.13)	$(0.12)	$(0.11)
Balance sheet data
Working capital	31,581,470	29,385,551	31,327,058	31,391,694
Total assets	49,606,932	42,244,573	40,864,596	40,930,620
Shareholders' equity	34,385,193	35,372,237	36,700,920	36,967,980

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020
Financial results
Revenues	$4,657,831	$2,702,166	$3,265,998	$2,660,188
Income (loss) for the period	(2,788,149)	(2,133,106)	(1,486,160)	(1,429,337)
Basic and diluted earnings/(loss) per share*	$(0.13)	$(0.11)	$(0.09)	$(0.09)
Balance sheet data
Working capital (deficit)	30,808,375	31,310,393	32,477,352	(707,573)
Total assets	39,619,355	39,814,446	43,044,685	14,473,657
Shareholders' equity	36,152,448	36,956,026	34,647,254	(2,396,707)

Note 1 - The Company has corrected and restated the presentation of revenue and cost of sales in its consolidated statements of income for the years ended March 31, 2021 and 2020. Refer to note 26 of the consolidated financial statements. Quarterly revenue for the periods presented in the tables above have been restated as compared to the amounts reported in our previously issued quarterly MD&A and condensed quarterly financial statements, based on a restatement for the presentation of revenue and cost of sales for finance leases. There was no impact on operating income or net income from these changes, and no changes in working capital, assets, liabilities and cash flow. The quarterly increases to revenue and cost of sales, compared to the previously reported revenue and cost of sales in our previously issued quarterly MD&A and condensed quarterly financial statements, in each of the periods above, are: nil for the quarters ended March 31, 2022 and December 31, 2021; $187,408 for the quarter ended September 30, 2021; $321,084 for the quarter ended June 30, 2021; $279,700 for the quarter ended March 31, 2021; $303,385 for the quarter ended December 31, 2020; $430,587 for the quarter ended September 30, 2020; $387,933 for the quarter ended June 30, 2020; $191,575 for the quarter ended March 31, 2020; $651,112 for the quarter ended December 31, 2019 and $54,068 for the quarter ended June 30, 2019.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last eight quarters:

	For the three months ended
	March 31,	December 31,	Sept 30,	June 30,
	2022	2021	2021	2021
Vehicle Sales
EV Star (1,2)	11	15	32	6
BEAST school bus	8	8	2	0
Total	19	23	34	6
Vehicle Leases
EV Star (Original lease)[1]	0	0	10	15
EV Star (Subsequent sale)(1,2)	0	0	0	(14)
Total	0	0	10	1

Total Deliveries, net of subsequent sales	19	23	44	7

	For the three months ended
	March 31,	December 31,	Sept 30,	June 30,
	2021	2020	2020	2020
Vehicle Sales
EV Star (1,2)	30	3	0	0
School bus	0	0	1	0
Total	30	3	1	0
Vehicle Leases
EV 250	5	0	0	0
EV Star (Original lease)[1]	0	14	20	18
EV Star (Subsequent sale)(1,2)	0	(9)	(8)	(12)
Total	5	5	12	6

Total Deliveries, net of subsequent sales	35	8	13	6

1) Includes various models of EV Stars

2) 28 EV Stars sold in the quarter ended September 30, 2021 were previously on leases that were cancelled and subsequently sold, and the leases were originally entered into in the quarters ending June 30, 2021 (14 EV Stars), December 31, 2020 (9 EV Stars), September 30, 2020 (2 EV Stars), June 30, 2020 (1 EV Star), and December 31, 2019 (2 EV Stars). 30 EV Stars sold in the quarter ended March 30, 2021 were previously on leases that were entered into in December 2019 (13 EV Stars), June 2020 (11 EV Stars), and September 2020 (6 EV Stars). These 30 leases were cancelled during the quarter and the vehicles were subsequently sold during the quarter ended March 31, 2021.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

The following tables summarize Total Cash Expenses for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021

Total Expenses	$7,067,325	$4,434,505	$4,029,257	$3,112,255
Less:
Depreciation	(269,273)	(127,210)	(133,113)	(132,363)
Accretion and accrued interest	(2,686)	(3,968)	(5,185)	(6,482)
Share-based payments	(2,983,653)	(1,109,505)	(934,804)	(743,513)
Amortization of deferred financing fees	(78,113)	(80,808)	(80,409)	(177,408)
Net Warranty Accrual	20,970	13,817	(40,177)	(87,412)
(Allowance) / recovery for credit losses	91,176	(87,644)	(27,142)	14,670

Total Cash Expenses (1)	$3,845,746	$3,039,187	$2,808,427	$1,979,747

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020

Total Expenses	$3,910,503	$3,042,913	$2,369,878	$2,047,921
Plus:
Depreciation	(82,150)	(122,881)	(117,471)	(114,761)
Accretion and accrued interest	65,482	(133,759)	(160,782)	(153,006)
Share-based payments	(1,278,194)	(570,798)	(117,737)	(132,032)
Amortization of deferred financing fees	(163,105)	(161,099)	(153,772)	(150,507)
Net Warranty Accrual	(78,019)	(136,576)	(19,891)	(77,377)
(Allowance) / recovery for credit losses	(338,818)	(8,278)	(20,835)	33,552

Total Cash Expenses (1)	$2,035,699	$1,909,522	$1,779,390	$1,453,790

(1) Non IFRS Financial Measures

"Total Cash Expenses" as reflected above reflects the total expenses of the Company (total sales, general and administrative costs including interest and accretion, and the foreign exchange gain or loss) excluding depreciation, accretion and accrued interest, share-based payments, amortization of deferred financing fees, net warranty accrual and allowance for doubtful accounts. Total Cash Expenses is a measure used by the Company as an indicator of cash expenses that excludes the impact of certain non-cash charges. Therefore, Total Cash Expenses gives the investor information as to the ongoing cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

The following tables summarize Adjusted EBITDA for the last eight quarters:

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2022	2021	2021	2021

Loss from operations for the period	(7,076,553)	$(2,958,456)	$(2,713,288)	$(2,261,623)
Plus:
Depreciation	269,273	127,210	133,113	132,363
Interest and accretion	150,083	94,103	87,211	184,271
Share-based payments	2,983,653	1,109,505	934,804	743,513
Allowance / (recovery) for credit losses	(91,176)	87,644	27,142	(14,670)
Net warranty accrual	(20,970)	(13,817)	40,177	87,412

Adjusted EBITDA (1)	$(3,785,690)	$(1,553,811)	$(1,490,841)	$(1,128,734)

	For the three months ended
	March 31,	December 31,	September 30,	June 30,
	2021	2020	2020	2020

Loss from operations for the period	$(2,788,149)	$(2,133,106)	$(1,486,160)	$(1,429,339)
Plus:
Depreciation	82,150	122,881	117,471	114,761
Interest and accretion	175,450	362,230	505,589	555,319
Share-based payments	1,278,194	570,798	117,737	132,032
Allowance / (recovery) for credit losses	338,818	8,278	20,385	(33,552)
Net warranty accrual	78,019	136,576	19,891	77,377

Adjusted EBITDA (1)	$(835,518)	$(932,343)	$(705,087)	$(583,402)

(1) Non IFRS Financial Measures

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance for credit losses and net warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322 and working capital of $31,581,470. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at March 31, 2022 the Line of Credit had a drawn balance of $5,766,379. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Capital Resources

Year ended March 31, 2022 and up to the date of this report

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

Effective April 19, 2022, subsequent to our year end, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

As of our March 31, 2022 year end, the Company had an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this report  have been retroactively restated to give effect to this share consolidation.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

The Company had the following incentive stock options granted under the 2019 Plan and the 2016 Plan that are issued and outstanding as at March 31, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2021	Granted	Exercised	or Expired	March 31, 2022
October 27, 2021	CDN	$4.34	71,429	-	(71,429)	-	-
February 2, 2022	CDN	$5.25	65,286	-	(57,144)	(8,142)	-
May 26, 2022	CDN	$5.25	148,214	-	(142,857)	-	5,357
December 18, 2022	CDN	$3.15	25,000	-	(10,714)	-	14,286
May 4, 2023	CDN	$3.50	70,357	-	(1,786)	-	68,571
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	78,571	-	(5,357)	-	73,214
January 30, 2022	CDN	$2.59	19,643	-	(1,786)	(17,857)	-
January 30, 2025	CDN	$2.59	309,822	-	(26,964)	(1,071)	281,787
July 3, 2022	CDN	$4.90	7,143	-	(7,143)	-	-
February 11, 2025	CDN	$8.32	-	50,000			50,000
July 3, 2025	CDN	$4.90	49,643	-	(4,642)	(3,214)	41,787
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	-	173,650	-	(34,000)	139,650
December 10, 2026	CDN	$16.45	-	693,000	-	(35,000)	658,000
Total outstanding			1,215,108	916,650	(329,822)	(99,284)	1,702,652
Total exercisable			882,964				700,957
Weighted Average
Exercise Price (CDN$)			$9.35	$16.61	$4.70	$13.60	$12.94
Weighted Average Remaining Life			3.1 years				3.5 years

As at March 31, 2022, there were 612,152 stock options available for issuance under the 2019 plan.

During the year ended March 31, 2022, 99,284 options were forfeited or expired.

On May 18, 2021 the Company granted 173,650 options to employees with a term of five years and an exercise price of CDN$19.62 per share which vest 25% after 4 months, after years 1, 2, and 3.

On December 10, 2021 the Company granted 693,000 options with a term of five years and an exercise price of CDN$16.45 per share, comprised of:

  350,000 stock options to officers and directors which vest 25% after 4 months, and then 25% after six months, nine months and twelve months;

  278,000 stock options to employees which vest 25% after 4 months, and then 25% after years 1, 2, and 3;

  65,000 stock options to two consultants which vest 25% after 4 months, and then 25% after six months, nine months and twelve months.

On February 11, 2022 the Company granted 50,000 stock options to an employee. The stock options have an exercise price of CDN$8.32 per    share, a term of 3 years, and are exercisable after six months.

During the year ended March 31, 2022, 329,822 common shares were issued pursuant to the exercise of stock options. 5,357 stock options expired unexercised as at May 26, 2022.

During the year ended March 31, 2022, the Company incurred share-based compensation expense with a measured fair value of $5,771,475. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

As at March 31, 2022 the Company had an outstanding warrant balance of nil. The following table summarizes GreenPower's warrant activity during the year:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2021	Issued	Exercised	Expired	March 31, 2022
June 29, 2021	CDN $4.55	628,571	-	(628,571)	-	-
September 25, 2021	CDN $3.50	491,072	-	(491,071)	(1)	-
October 12, 2021	CDN $3.50	53,571	-	(53,571)	-	-
March 14, 2022	CDN $4.20	685,714	-	(685,714)	-	-
May 6, 2023	USD $2.6677	53,035	-	(53,026)	(9)	-
May 8, 2023	USD $2.6677	13,703	-	(13,703)	-	-
Total outstanding		1,925,666	-	(1,925,656)	(10)	-
Weighted Average
Exercise Price (CDN$)		$4.06	NA	$4.09	$3.41	NA

During the year ended March 31, 2022, the Company did not issue any warrants and a total of 10 warrants  expired unexercised.

During the year ended March 31, 2022 the Company issued the following common shares from the exercise  of warrants:

  628,571 common shares were issued at a price of CDN$4.55 per share pursuant to the exercise of  628,571 warrants;

  544,642 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 544,642 warrants, and

  685,714 common shares were issued at a price of CDN$4.20 per share pursuant to the exercise of    685,714 warrants, and

  66,729 common shares were issued at a price of $2.6677 per share pursuant to the exercise of 66,729 warrants.

Investing Activities

For the year ended March 31, 2022

See the Operations and Capital Resources sections above for a summary of the Company activities during the year ended March 31, 2022.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020

Salaries and Benefits (1)	$575,255	$473,841	$455,067
Consulting fees (2)	396,456	251,007	263,750
Options Vested (3)	3,242,528	1,698,487	240,996
Accomodation and Rentals (4)	-	5,749	99,705
Total	$4,214,239	$2,429,084	$1,059,518

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to the current Chairman and CEO, the previous CEO and Director, and the previous CFO and current Director of the Company to provide accounting, and management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

4) Includes accommodation expense paid to Stage Coach Landing, Inc. a company that the CEO and Chairman of GreenPower was previously an officer and director, and truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company  that the CEO and Chairman of GreenPower was previously an officer and director and the former CEO of GreenPower is an officer and director. These costs are expensed on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2022 includes $243,773 (March 31, 2021 - $95,741) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2022 officers and directors of the company exercised 281,430 stock options for common shares of the Company at a weighted average price of CDN $4.92 per share.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable    common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase  warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

During the year ended March 31, 2021 all of the remaining convertible debentures of the Company were converted into common shares, which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies controlled by officers and directors which was converted into 882,555 common shares of the Company during the year ended March 31, 2021.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

During the year ended March 31, 2021, the Company received loans totaling CAD$50,000 and USD$100,000 from companies beneficially owned by the CEO and Chairman. These loans were repaid in their entirety during the year ended March 31, 2021, and funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

No new or amended standards were adopted during the year ended March 31, 2022.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2022 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, determination of the useful life of equipment, the carrying value of accounts receivable and promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material undisclosed matters requiring recognition on the financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Financial Instruments

The Company's financial instruments financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, line of credit, accounts payable and accrued liabilities, promissory note payable, payroll    protection loan, other liabilities, and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at March 31, 2022 the Company recognized an allowance for credit losses of $44,579 (2021 - $35,639) against its accounts receivable, and nil (2021 - $344,737)    for its promissory note receivable. During the year ended March 31, 2022 the Company recognized an impairment of $43,261 on accounts receivable related to one finance lease (2021 - $nil).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

The following table summarizes the Company's financial commitments by maturity as at March 31, 2022:

March 31, 2022	Less than 3 months	3 to 12 months	One to five years
Line of credit (Note 1)	$5,766,379	$-	$-
Accounts payable and accrued liabilities	1,734,225	-	-
Lease liabilities	30,605	91,815	-
Other liabilities	2,142	6,425	34,265
	$7,533,351	$98,240	$34,265

(1) GreenPower's operating line of credit with the Bank of Montreal is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan the Bank of Montreal has not demanded repayment of the facility, however there is no guarantee that the Bank of Montreal will not do so in the future.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

At March 31, 2022, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$762,259
Accounts Receivable	$80,843
Lease Finance Receivable	$96,673
Accounts Payable and Accrued Liabilities	$(437,858)

The CDN/USD exchange rate as at March 31, 2022 was $0.8003 (March 31, 2021 - $0.7952).  Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,200 to other comprehensive income/loss.

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

As  at March 31, 2022, the Company had a cash and restricted cash balance of $6,888,322 working capital of $31,581,470, accumulated deficit of ($46,359,308) and shareholder's equity of $34,385,193. Subject to  market conditions and other factors the Company may raise additional capital in the future to fund and grow  its business for the benefit of shareholders. There has been no change to the Company's approach to financial management in the prior year. The Company is subject to externally imposed capital requirements with respect to its line of credit.

Outlook

For the immediate future, the Company intends to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Complete the setup of the West Virginia school bus manufacturing facility and begin production of all-electric school buses in the new facility;

  Continue to develop and expand sales opportunities and increase sales backlog;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 23,148,038 as of March 31, 2022. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of March 31, 2022, there are 1,702,652 options outstanding, and the total number of common share warrants outstanding as of the same date is nil.

As at June 30, 2022 the company had 23,151,360 issued shares, 1,651,437 options outstanding, and nil warrants outstanding.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Material Weakness in Internal Control over Financial Reporting

In preparing our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020 we identified a material weakness in our internal control over financial reporting. A material weakness was identified in our control environment related to errors that were made in determining the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases, and in the calculation of revenue and cost of sales associated with cancelled leases. We have corrected these errors and restated the presentation of revenue and cost of sales in our consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020. There was no impact on operating income or net income from these changes, and no changes to assets, liabilities and cash flow.

The deficiency in internal controls relates to our control regarding the accounting analysis of finance leases. Management has determined that the material weakness in internal control over financial reporting relates primarily to the limited technical accounting resources of the finance department at the time of the error. Management has since taken steps to hire additional finance personnel and is continuing to assess the sufficiency of its resources and implementing process and control improvements to remedy this deficiency.

Management and our audit committee has concluded that it was appropriate to restate the revenue and cost of sales for the years ended March 31, 2021 and 2020 in our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020, to correct these errors.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and are expected to continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

Conflict in Ukraine

The escalating conflict in Ukraine has resulted in volatility and uncertainty on the economy and financial markets. It is uncertain how long the conflict, economic sanctions and market instability will continue and whether they will escalate further. Management has given consideration as to the impact of the conflict on the Company and concluded that there is currently no impact but there is uncertainty with respect to the potential impact on the Company's ability to raise equity or debt financing in the future.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Events after the reporting period

Subsequent to the end of the reporting period the Company issued 3,322 shares to employees of GreenPower, pursuant to the exercise of 3,322 stock options at a weighted average price of CDN $3.37 per option, for gross proceeds of CDN $11,204. In addition, subsequent to the end of the quarter a total of 5,357 options exercisable at $5.25 per share expired unexercised and a total of 42,536 options exercisable at a weighted average price of $14.25 per share were forfeited.

As at March 31, 2022 the Company had a restricted cash balance of $53,553 on deposit at a major financial institution in the United States (Note 3) which was returned to the Company subsequent to the year-end.

On March 3, 2022 GreenPower entered into a two-year lease of an office space in Rancho Cucamonga, California with a commencement date that began on May 1, 2022. On the commencement date of the lease GreenPower will recognize the lease liability and associated right of use asset on its consolidated financial statements. The payments under this lease are $8,080 per month.

Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

On May 2, 2022 GreenPower entered into a contract of lease-purchase with the South Charleston Development Authority (the "Lessor") for a six acre parcel of land including an 80,000 square foot manufacturing facility with Additional Parcels to be acquired bordering the property totaling approximately five acres, in South Charleston, West Virginia. Occupancy of the property is scheduled for August 2022 and the term of the lease-purchase contract is sixteen years. Under the terms of the contract, monthly payments of $50,000 will begin nine months after the occupancy date and applied against the $6.7 million without the Additional Parcels or $8.0 million if the Additional Parcels are acquired by the Lessor. Subject to meeting employment targets at the property, GreenPower is eligible for forgiveness of up to $1,300,000 for the initial target and then $500,000 for every 100 employees thereafter, and title to the property, including the Additional Parcels if applicable, will transfer to GreenPower upon payment of the total loan amount less any applicable loan forgiveness. On the commencement date of the lease GreenPower will recognize the lease liability and associated asset on its consolidated financial statements.

During May and June, 2022 GreenPower received 5 loans totaling CAD$2,325,000 from a company that is beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans mature on the earlier of (i) the date that the Borrower completes a debt or equity financing, (ii) from receipt of excess proceeds on the sale of buses or (iii) March 31, 2023. The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the year ended March 31, 2022 Discussion dated: June 30, 2022

Additional Disclosure for Venture Issuers Without Significant Revenue

Expenses

	March 31, 2022	March 31, 2021	March 31, 2020
Research and development costs [1]	$1,381,101	$939,949	$973,146
General and administrative expenses [2]	$5,807,744	$3,747,761	$3,313,934
Other material costs [3]	$5,771,475	$2,098,761	$308,106

1 - Research and development costs is a non-GAAP term and this amount is equal to the Company's Product development costs.

2 - General and administrative expenses is a non-GAAP term and this amount is equal to the Company's Administrative fees.

3 - Other material costs is a non-GAAP term and this amount is equal to the Company's Share-based payments.

Annual Information

	March 31, 2022	March 31, 2021[1]	March 31, 2020[1]
Revenues	$17,236,773	$13,286,184	$14,397,158
Total net loss for the year	$(15,009,920)	$(7,836,754)	$(5,145,966)
Basic and diluted loss per share	$(0.69)	$(0.43)	$(0.34)
Total comprehensive loss	$(15,049,333)	$(7,815,585)	$(5,166,790)
Total assets	$49,606,932	$39,619,355	$13,207,679
Total long-term financial liabilities	$3,708,132	$1,334,344	$7,001,772

Note 1 - Annual revenue for the periods presented above have been restated as compared to the amounts previously reported in our consolidated revenue and cost of sales in the consolidated statements of income for the years ended March 31, 2021 and 2020, based on a restatement for the presentation of revenue and cost of sales for finance leases. There was no impact on operating income or net income from these changes, and no changes in working capital, assets, liabilities and cash flow. Refer to note 26 of the consolidated financial statements.

Further information about the Company and its operations can be obtained from www.sedar.com